SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )


                               EDGAR Online, Inc.
 -----------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    279765101
 -----------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Basil P. Regan
                            c/o Regan Partners, L.P.
                         32 East 57th Street, 20th Floor
                                   NY, NY 1002
                            Telephone (212) 317-1640
  -----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 8, 2006
 -----------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].

CUSIP No.   279765101
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Basil P. Regan

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     PF and WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     455,500

8.   SHARED VOTING POWER

     1,555,000

9.   SOLE DISPOSITIVE POWER

     455,500

10.  SHARED DISPOSITIVE POWER

     1,555,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,010,500

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.81%

14.  TYPE OF REPORTING PERSON

      IN

CUSIP No.   279765101
            ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Regan Partners, L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

      WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,555,000

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,555,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,555,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.04%

14.  TYPE OF REPORTING PERSON

      PN

CUSIP No.   279765101
            ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is EDGAR Online, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's offices is 50 Washington Street, Norwalk, CT 06854-2710. This schedule relates to the Issuer's Common Stock, $.01 Par Value (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c,f) This Schedule 13D is being filed by Basil Regan and Regan Partners, L.P. (the "Partnership" and together with Basil Regan the "Reporting Persons"). The Reporting Persons' principal business address is located at 32 East 57th Street, 20th Floor, New York, New York 10022. Mr. Regan serves as the General Partner of the Partnership. Basil Regan is a United States citizen.

     (d) The Reporting Persons have not during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------

Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Basil Regan may be deemed to beneficially own 2,010,500 shares, and the Partnership may be deemed to beneficially own 1,555,000 shares.

     The source of funds used to purchase the securities reported herein was Basil Regan's personal funds and the Partnership's working capital.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The Shares held by the Reporting Persons were acquired for, and are being held for, investment purposes by the Reporting Persons on behalf of Basil Regan's personal trading accounts, the Partnership's account and the account of Regan International Fund Limited. The acquisitions of the Shares were made in the ordinary course of the Reporting Person's business or investment activities, as the case may be.

     The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

     The Reporting Persons intend to enter into discussions with the Issuer's management. In addition, the Reporting Persons may engage in communications with one or more shareholders, officers or directors of the Issuer, including discussions regarding the Issuer's operations and strategic direction that, if effected, could result in, among other things:

(1) the acquisition of additional Shares of the Issuer, or the disposition of Shares of the Issuer;

(2) an extraordinary corporate transactions, such as a merger, reorganization or liquidation, involving the Issuer;

(3)  a sale or transfer of a material amount of assets of the Issuer;

(4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(5) any material change in the present capitalization or dividend policy of the Issuer;

(6)  any other material change in the Issuer's business or corporate structure;

(7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(8) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

(9) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; and/or

(10) any action similar to those enumerated above.

     The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of
Schedule 13D) or formulate and implement plans or proposal with respect to any of the foregoing.

     Any future decision of the Reporting Persons to take any such actions with respect to the Issuer or its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     As of the date hereof, Basil Regan may be deemed to be the beneficial owner of 2,010,500 Shares, or 7.81% of the shares of the Issuer, based on 25,729,532 Shares outstanding as of November 9, 2006, as reported on the Issuer's most recent Form 10-Q.

     Basil Regan has the sole power to vote or direct the vote of 455,500 Shares to which this filing relates.

     Basil Regan shares the power to vote or direct the vote of 1,555,000 Shares to which this filing relates.

     Basil Regan has the sole power to dispose or direct the disposition of 455,500 shares to which this filing relates.

     Basil Regan shares the power to dispose or direct the disposition of 1,555,000 shares to which this filing relates.

     The Partnership has the sole power to vote or direct the vote of 0 Shares to which this filing relates.

     The Partnership shares the power to vote or direct the vote of 1,555,000 Shares to which this filing relates.

     The Partnership has the sole power to dispose or direct the disposition of 0 shares to which this filing relates.

     The Partnership shares the power to dispose or direct the disposition of 1,555,000 shares to which this filing relates.

     The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by the Reporting Persons are set forth in Schedule A and were all effected in broker transactions.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

         Exhibit A: Schedule of Transactions in the Shares of the Issuer

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                November 9, 2006
                                    ----------------------------------------
                                                (Date)



                                     REGAN PARTNERS, L.P.*

                                     By: /s/ Basil P. Regan
                                         ---------------------------------
                                             Basil P. Regan, General Partner



                                     /s/   Basil Regan*
                                     --------------------------------------
                                     Name: Basil Regan


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

* The Reporting Persons hereby disclaim beneficial ownership over the shares reported on this Form 13D except to the extent of their pecuniary interest therein.

                                    Exhibit A
                           Transactions in the Shares

                               Number of Shares
Date of Transaction            Purchase/(SOLD)            Price of Shares
-------------------            ---------------            ---------------

Regan Partners, L.P.

9/28/06                            20,000                        3.5993
9/29/06                            10,000                        3.7761
10/30/06                           10,000                        3.3946


Transactions in other accounts over which Basil Regan may be deemed to beneficially own.

10/31/06                           55,000                        3.4992














SK 01394 0002 720091